SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

Sector		Power Sold (In Gigawatt hours)			Sales (In billions of Won)
		July 2005	July 2006	Year on year Growth	July 2005	July 2006	Year on year Growth
For July 2006	Residential	4,731	4,929	4.2%	487	502	3.1%
	Commercial	6,708	6,762	0.8%	677	709	4.8%
	Educational	379	388	2.2%	37	34	-9.3%
	Industrial	14,801	15,172	2.5%	1,023	1,076	5.2%
	Agricultural	572	556	-2.8%	24	24	0.7%
	Street-Lighting	183	192	4.8%	13	14	9.6%
	Total	27,374	27,999	2.3%	2,260	2,360	4.4%
From January 2006 through July 2006	Residential	41,901	44,036	5.1%	3,649	3,922	7.5%
	Commercial	41,748	44,399	6.4%	3,866	4,216	9.0%
	Educational	2,463	2,745	11.4%	212	207	-2.4%
	Industrial	100,615	105,966	5.3%	5,972	6,494	8.7%
	Agricultural	4,060	4,179	2.9%	171	184	7.7%
	Street-Lighting	1,461	1,529	4.6%	98	107	9.1%
	Total	192,249	202,853	5.5%	13,968	15,130	8.3%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjung Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By :	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager International Finance Department

Date: August 28, 2006